Mail Stop 4561

July 29, 2008

VIA U.S. MAIL AND FAX (650)494-8743
Mr. Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California 94303

Re: Essex Property Trust, Inc..
       File No. 001-13106
       Form 10-K for Fiscal Year Ended
       December 31, 2007
       Form 10-Q for the Quarterly Period Ended
       March 31, 2008

Dear Mr. Dance:

We have reviewed your response letter dated July 10, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 18

1.   We note your response to prior comment 2. In addition to the more detailed disclosure that you have agreed to provide on mortgages and other liens or encumbrances, please provide a cross-reference to the applicable notes to your financial statements and Schedule III.

Item 6. Selected Financial Data, page 28

2.   We have considered your response to our prior comment 1. It appears that your measure of Adjusted EBITDA eliminates certain recurring items. Accordingly we continue to believe that you should provide all of the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please revise your discussion of Adjusted EBITDA to include these disclosures.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at (202) 551-3404 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief